Exhibit 99.3

NOTICE OF SHARE CONSOLIDATION

GIBO HOLDINGS LIMITED

3A-1A, Menara Khuan Choo, Jalan Raja Chulan

Bukit Bintang, 50200

Kuala Lumpur, Malaysia

June 24, 2026

Continental Stock Transfer & Trust Company

Attention: Compliance Department

1 State Street, 30th Floor

New York, NY 10004-1561

To whom it may concern:

Reference is made to the Warrant Agreement (the “Warrant Agreement”), dated June 27, 2023, by and between Bukit Jalil Global Acquisition 1 Ltd. (as predecessor to the Company) and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent, as amended by that certain Assignment, Assumption and Amendment Agreement, dated as of May 8, 2025 (the “Warrant Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Warrant Agreement.

Pursuant to Section 4.5 of the Warrant Agreement, the Company hereby provides this Notice of Share Consolidation to disclose that at the open of business on June 29, 2026, the Company intends to effect a share consolidation of (i) Class A ordinary shares, par value US$0.0002 each, whereby every 25 issued and unissued Class A ordinary shares in the authorized share capital of the Company be consolidated into one Class A ordinary share, par value US$0.005 each (the “Class A ordinary shares”), and (ii) Class B ordinary shares, par value US$0.0002 each, whereby every 25 issued and unissued Class B ordinary shares in the authorized share capital of the Company be consolidated into one Class B ordinary share, par value US$0.005 each.

As a result, (i) pursuant to Section 4.2 of the Warrant Agreement, the number of Class A ordinary shares issuable upon exercise of each Warrant is decreased in proportion to such decrease in outstanding Class A ordinary shares; and (ii) pursuant to Section 4.3.1 of the Warrant Agreement, the Warrant Price is adjusted (to the nearest cent) by multiplying the Warrant Price immediately prior to the share consolidation by a fraction (x) the numerator of which is the number of Class A ordinary shares purchasable upon the exercise of the Warrants immediately prior to the share consolidation, and (y) the denominator of which is the number of Class A ordinary shares so purchasable immediately thereafter (i.e., the Warrant Price shall be adjusted to $57,500.00, multiplying $2,300.00 by 25, based on the share consolidation ratio of 25-for-1).

Notwithstanding the foregoing, pursuant to Section 4.6 of the Warrant Agreement, the Company shall not issue fractional Class A ordinary shares upon the exercise of Warrants. If, by reason of any adjustment described herein, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a Class A ordinary share, upon such exercise, the number of shares issuable to such holder shall be rounded down to the nearest whole number the number of Class A ordinary shares to be issued to such holder in accordance with Section 4.6 of the Warrant Agreement.

GIBO Holdings Limited

By:	/s/ Jing Tuang “Zelt” Kueh
Name:	Jing Tuang “Zelt” Kueh
Title:	Chief Executive Officer